Correspondence

INDUSTRIAL MINERALS, INC.
2904 South Sheridan Way
Suite 100
Oakville, ON L6J 7L7

September 15, 2008

Ms. Jill Davis, Branch Chief
Mr. George K. Schuler, Mining Engineer
Mr. Mark A. Wojciechowski, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Industrial Minerals, Inc. Form 10-KSB
for the fiscal year ended December 31, 2007
Filed March 31, 2008
Form 10-QSB for the quarter ended March 31, 2008
Filed May 20, 2008
Response letter dated April 4, 2008
File No. 000-30651

Ladies and Gentlemen:

         We are responding to the letter of Jill Davis, Branch Chief, dated July 21, 2008. Please be advised that the Company will file responsive correspondence and amendments on or before September 26, 2008.

        Thank you.

Very truly yours, INDUSTRIAL MINERALS, INC. By: /s/ Robert Dinning Robert Dinning Chief Financial Officer

cc:	David J. Wodar Jonathan Gardner